[NVIDIA Corporation Letterhead]

February 9, 2006

Mr. Michael K. Pressman, Esq.

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

In connection with the filing of a Schedule TO by NVIDIA Corporation (the “Company”) with the Securities and Exchange Commission (“Commission”) on January 19, 2006 as amended on February 8, 2006, the Company does hereby acknowledge to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (408) 486-8116 if you have any questions or would like any additional information regarding this response.

Sincerely,

David M. Shannon

Vice President,

General Counsel and Secretary